NEWS RELEASE

May 15, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

Elk met test achieves 95% gold recovery

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX; AAU:AMEX) is pleased to announce that it has received a report detailing the metallurgical performance of ore samples from its 100% owned Elk gold property, located near Merritt, British Columbia, Canada.  Average gold recoveries of 95% were achieved using a gravity plus cyanidation flowsheet over a range of head grades.

The tests, which examined feed grades between 5 and 47 g/t gold, were carried out by G & T Metallurgical Services Ltd. (“G & T”) of Kamloops on diamond drill core recovered during the 2007 season.  G & T is an ISO 9001:2000 accredited laboratory and work was conducted under the supervision of Mr. John Folinsbee, P.Eng.

A single gravity plus flotation test achieved a gold recovery of 95% also.  Additional flotation tests may be necessary to confirm this result is representative of the expected performance of a gravity plus flotation flowsheet.  Silver recoveries of 86% were reported using the gravity – cyanide flowsheet, although a silver resource has not yet been calculated for the property.

The Elk deposit hosts a number of parallel, narrow, high grade quartz veins.  Strike continuity of 950 metres has been established on one of these veins.  Trial mining in the early 1990’s recovered 16,500 tonnes grading 97.03 g/t Au, containing 51,460 ounces of gold by open-pit and underground mining methods.

A summary of the mineral resource estimate at Elk, as detailed in the 2007 SEDAR filed Technical Report is as follows:

	MEASURED			INDICATED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
1.00	320,000	11.585	119,200	581,000	8.952	167,200
	MEASURED PLUS INDICATED			INFERRED
Au Cutoff (g/t)	Tonnes> Cutoff (tonnes)	Grade>Cutoff		Tonnes> Cutoff (tonnes)	Grade>Cutoff
		Au (g/t)	Contained Ozs.		Au (g/t)	Contained Ozs.
1.00	901,000	9.887	286,400	826,000	7.949	211,100

J.D. Poliquin, Chairman of Almaden, commented, “Almaden is very pleased with the test results reported and they confirm our belief in the robust nature of this deposit.  These results are an important step in reducing project risk as we progress our evaluation of the deposit.”

Mr. John Folinsbee, P.Eng., a qualified person as defined by NI 43-101, has reviewed the technical content of this news release.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 21 properties where others are responsible for ongoing exploration and development.  Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.